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EX-99.3
ARTICLE

                                                                       Exhibit 3

TIAA-CREF URGES MYLAN LAB. SHAREHOLDERS TO HELP REMOVE POISON PILL

TIAA-CREF announced today that it has written a letter to fellow shareholders of Mylan Laboratories Inc. (NYSE: MYL), urging them to support TIAA-CREF's shareholder proposal requesting the Mylan board to redeem or put to shareholder vote the company's "dead hand" poison pill defense. TIAA-CREF is a long-time shareholder of Mylan Laboratories.

Dead hand poison pills are a takeover defense that can prevent an acquisition of a company even if a majority of shareholders favor it. In contrast to typical poison pills, which can be removed by newly-appointed directors, dead hand poison pills can only be removed by directors in place before a proxy fight, or by their hand-picked successors. So, even if an existing board was replaced with directors favoring an acquisition, it couldn't go through. Poison pills have been declared illegal in Delaware, the state in which the majority of U.S. public companies are incorporated. Mylan is incorporated in Pennsylvania, where the adoption of dead hand poison pills is a matter of company discretion.

TIAA-CREF says it is particularly concerned about the dead hand feature of Mylan's poison pill given that the company's board lacks an independent majority. "Stockholders should be concerned that a board lacking independence, such as this one, may use a dead hand poison pill to entrench itself and management, to the detriment of shareholders," said Peter C. Clapman, TIAA-CREF's Senior Vice President and Chief Counsel, Investments, in the letter to Mylan shareholders. Three current Mylan executives serve on the seven member board, along with a recently retired Mylan executive. Another director is a member of a law firm that provides legal services to Mylan.

Earlier this year, TIAA-CREF resolutions opposing dead hand poison pills won strong support from shareholders of The Lubrizol Corporation (NYSE: LZ) and Bergen Brunswig Corporation (NYSE:BBC). The resolutions were supported by holders of 68 percent of the shares voted at Lubrizol and 74 percent at Bergen. A number of other companies have eliminated the dead hand provisions of their poison pills at the request of TIAA-CREF.

Mylan shareholders can contact Ken Bertsch, TIAA-CREF's director of corporate governance, at (212) 916-4972, with any questions.